NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The NYSE Archipelago Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 3, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 21, 2017 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. On March 21, 2017, Tortoise North American Pipeline Fund completed its reorganization from a series of Montage Managers Trust into a newly-created, separated series of Managed Portfolio Series. Shares of Montage Managers Trust Tortoise North American Pipeline Fund (Acquired Fund) were exchanged for shares of Managed Portfolio Series Tortoise North American Pipeline Fund (Acquiring Fund) with the same aggregate net asset value of the Acquired Fund's shares. This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE Arca of the Acquired Fund and does not affect the continued listing on the NYSE Arca of the Acquiring Fund. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 21, 2017.